3Q 2018 Earnings Conference Call NYSE: INXN 1 November 2018 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; performance under service level agreements; and delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as Adjusted EBITDA, Recurring revenue, Adjusted net income and Adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS measure, please refer to the appendix and the tables attached to our 3Q18 press release. The non-IFRS measure Revenue growth on a constant currency basis is reconciled in the footnotes within this document. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue up 14% Y/Y Recurring revenue increase by 15% Y/Y Adjusted EBITDA up 17% Y/Y Adjusted EBITDA margin at 46.3% Capital expenditure of €103 million including intangibles Bond tap completed resulting in €204 million net proceeds Operational Execution Added 7,700 sqm of new equipped space: Opened new FRA13 data centre Expanded AMS8, AMS9, FRA6, MRS2, VIE2 and ZUR1 Installed 5,000 sqm of revenue generating space Utilisation rate of 79% Expansions announced in Amsterdam, Marseille, Frankfurt, Dusseldorf and Zurich 3Q 2018 Performance Demand Continues to Drive Solid Growth and Capacity Additions

3Q Revenue €142.2 million Up 14% Y/Y and 2% Q/Q 3Q Recurring revenue €134.8 million Up 15% Y/Y and 2% Q/Q 95% of total revenue 3Q Adjusted EBITDA €65.8 million Up 17% Y/Y and 4% Q/Q 3Q Adjusted EBITDA margin 46.3% 3Q 2018 Financial Highlights Adjusted EBITDA & Margin (€ millions) 45.5% 46.3% Margin 45.1% Revenue (€ millions) Non- recurring revenue Recurring revenue 15% Recurring Revenue Growth and 17% Adjusted EBITDA Growth Y/Y in 3Q 2018 124.6 129.9 45.5% 133.8 45.7% 138.8 142.2

Equipped space of 140,300 sqm 7,700 sqm added in the quarter Revenue generating space of 111,200 sqm 5,000 sqm installed in the quarter Utilisation rate of 79% 3Q 2018 Operational Highlights Equipped & Revenue Generating Space(1) (1,000’s sqm) Available Equipped space Revenue generating space 81% 79% 82% Utilisation 81% 118.9 Strong Growth in Revenue Generating Space 122.5 80% Starting from the end of 1Q18, totals include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. Prior quarters exclude the impact of Interxion Science Park. 128.9 132.6 140.3

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Capacity Expansion Across Footprint

- Capacity additions, completed in 3Q 2018, include:
  - AMS8: 2,800 sqm
  - FRA13: 2,300 sqm
  - VIE2: 1,200 sqm
  - AMS9: 400 sqm
  - MRS2: 400 sqm
  - ZUR1: 200 sqm
  - FRA6: 200 sqm
- New expansions announced since 2Q 2018:
  - AMS10: 2,700 sqm
  - FRA15: 2,300 sqm
  - MRS3: 2,300 sqm
  - MRS2: 1,600 sqm
  - DUS2 500 sqm
  - FRA6 400 sqm
  - ZUR1 300 sqm
- Expansions totaling over 38,000 sqm scheduled to open post Q3 2018
  - Aggregate capacity expansion of over 25%

Announced Capacity Additions with Opening Dates after 30 June 2018(1)

Market	Data Centre	Project	Project CapEx (€ millions)	Equipped Space (sqm)		Schedule
				Project	Opened(1)	
Amsterdam	AMS8	Phases 3-6	63	5,400	2,800	3Q18 – 1Q19
Amsterdam	AMS9	Phase 2	8	500	500	3Q18
Amsterdam	AMS10	Phases 1-3	195	9,500	0	4Q19 – 3Q20
Copenhagen	CPH2	Phases 3-5	18	1,500	900	2Q18 – 2Q19
Dusseldorf	DUS2	Phase 3	5	500	0	2Q19
Frankfurt	FRA6	Phase 6	5	400	200	3Q18 – 1Q19
Frankfurt	FRA13	Phases 1-2 New Build	90	4,900	2,300	3Q18 – 1Q19
Frankfurt	FRA14	Phases 1-2 New Build	76	4,600	0	3Q19 – 4Q19
Frankfurt	FRA15	Phases 1 New Build	108	2,300	0	1Q20
London	LON3	New Build	35	1,800	0	4Q18 – 1Q19
Madrid	MAD3	New Build	44	2,500	0	2Q19
Marseille	MRS2	Phases 2-4	72	4,200	700	2Q18 – 3Q19
Marseille	MRS3	Phases 1 New Build	79	2,300	0	4Q19
Paris	PAR7.2	Phase B (cont.) & C	47	2,500	500	2Q18 – 1Q19
Stockholm	STO5	Phases 2-3	19	1,200	400	1Q18 – 1Q19
Vienna	VIE2	Phases 7-9	94	4,300	2,300	4Q17 – 4Q20
Zurich	ZUR1	Phase 6	10	300	0	1Q19

Note: Totals may not sum due to rounding.

(1) As of 1 November 2018, Capex and Equipped Space are approximate and may change. Capex reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

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35% 33% 32% Communities of Interest Deliver Significant Customer Value Connectivity Platforms Enterprises

Financial Highlights Richard Rowson – Vice President Finance

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3Q 2018 Results

€ millions (except per share amounts)	3Q 2017	2Q 2018	3Q 2018	3Q 2018 vs. 3Q 2017	3Q 2018 vs. 2Q 2018
Recurring revenue(1)	117.4	131.7	**134.8**	15%	2%
Non-recurring revenue(1)	7.3	7.1	**7.4**	3%	5%
Revenue	124.6	138.8	**142.2**	14%	2%
Gross profit	75.0	85.1	**86.3**	15%	1%
Gross profit margin	60.2%	61.3%	**60.7%**	50 bps	(60 bps)
Adjusted EBITDA(1)	56.2	63.4	**65.8**	17%	4%
Adjusted EBITDA(1) margin	45.1%	45.7%	**46.3%**	120 bps	60 bps
Net income(2)(3)	9.4	0.6	**10.9**	16%	1,774%
EPS (diluted)(2)(3)	€0.13	€0.01	**€0.15**	15%	1,770%
Adjusted net income(1)	10.0	8.9	**11.6**	16%	31%
Adjusted EPS (diluted)(1)	€0.14	€0.12	**€0.16**	16%	31%

- Revenue growth of 14% Y/Y and 2% Q/Q
  - Revenue on an organic constant currency basis up 14% Y/Y and 2% Q/Q
  - GBP approximately 8% of 3Q 2018 total revenue
- Recurring Revenue up 15% Y/Y and 2% Q/Q
  - ARPU at €413
- Gross profit up 15% Y/Y and 1% Q/Q
- Adjusted EBITDA up 17% Y/Y and 4% Q/Q
- Adjusted EBITDA margin at 46.3%, up 120 bps Y/Y

(1) *Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the "Definitions" section of this presentation. Reconciliations of net income to Adjusted EBITDA can be found in the financial tables later in the appendix of this presentation. Reconciliations of net income to Adjusted net income can be found in the tables attached to our 3Q18 press release.*

(2) *Net income and EPS figures for 3Q17 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.*

(3) *Net income and EPS comparisons impacted by €11.2 million charge related to refinancing in 2Q 2018.*

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3Q 2018 Reporting Segment Analysis Revenue up 11% Y/Y, 3% Q/Q 12% Y/Y and 2% Q/Q constant currency Recurring revenue up 12% Y/Y, 3% Q/Q Adjusted EBITDA up 11% Y/Y, 6% Q/Q Strength in Austria, Denmark and Switzerland Note: This analysis excludes “Corporate & Other” segment. Totals may not sum due to rounding. Big 4: Constant currency revenue growth Y/Y represents total revenue growth adjusted for (0.1%) FX impact. Constant currency revenue growth Q/Q represents total revenue growth adjusted for 0.2% FX impact. ROE: Constant currency revenue growth Y/Y represents total revenue growth adjusted for: + 1.3% FX impact. Constant currency revenue growth Q/Q represents total revenue growth adjusted for (0.3%) FX impact. Revenue up 16% Y/Y, 2% Q/Q 16% Y/Y and 2% Q/Q constant currency Recurring revenue up 16% Y/Y, 2% Q/Q Adjusted EBITDA up 19% Y/Y, 1% Q/Q Strength in Germany and France Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 53.7% 56.2% 54.6% 59.1% 58.8% 60.0% France, Germany, Netherlands & UK 56.2% 57.4% 55.4% 59.0% Rest of Europe (1) (2) 16% Recurring Revenue and 19% Adjusted EBITDA Y/Y Growth in Big 4

Disciplined Investments(1) 81% 81% 80% SQM Utilisation 82% Capital Expenditures Driven By Strong Demand 78% of capex invested in Big 4 97% of capex invested in discretionary expansion projects Maintenance capex at 2% of total revenue Inclusive of Intangibles. Totals may not sum due to rounding. 79%

Financing during 3Q 2018: Issued €200 million of additional 4.75% Unsecured Senior Notes €200 million RCF undrawn 5.0% blended cost of debt 3Q 2018 LTM Cash ROGIC 10% Leverage: 5.2x gross leverage(2) 4.1x net leverage(3) Enhanced Balance Sheet Total Borrowings = 4.75% Senior Notes due 2025 (2017: 6.00% Senior Secured Notes due 2020), shown including the impact of premiums, commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings – Revolving facility deferred financing costs. Gross Leverage Ratio =  (4.75% Senior Notes due 2025 (2017: 6.00% Senior Secured Notes due 2020) at face value + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings)  /  LTM Adjusted EBITDA. Net Leverage Ratio = (4.75% Senior Notes due 2025 (2017: 6.00% Senior Secured Notes due 2020) at face value + Mortgages + Financial Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents)  /  LTM Adjusted EBITDA. € millions 30-Sep-18 31-Dec-17 Cash & Cash Equivalents 289.9 38.5 Total Borrowings(1) 1,289.7 832.6 Shareholders Equity 630.0 596.7 Gross Leverage Ratio(2) 5.2x 3.8x Net Leverage Ratio(3) 4.1x 3.6x Increased Liquidity to Support Growing Expansion Program

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Disciplined Investments Drive Strong Returns



(• millions)
Q3 2018 LTM Returns
1,187
420
283
(12)
271
23%
Investments (3)
Revenue
Gross Profit
Maintenance Capex
Cash Return
67% margin

- 37 fully built-out data centres(1)(2)
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2017
- 91,500 sqm of equipped space
- 83% utilisation
- 8% LTM constant currency recurring revenue growth
- 23% cash return

Attractive Cash Returns from Fully Built-Out Data Centres(1)

(1) *Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped as at 1 January 2017. However, future power upgrades can further increase the capacity of a fully built out data centre.*

(2) *37 Fully Built-Out Data Centres as at 1 January 2017: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, FRA10, DUS1, DUS2, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO2, STO3, STO4 and VIE1.*

(3) *Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment and Intangible assets including goodwill, as at 30 September 2018.*

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Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Customer IT Journey IT Rationalisation Cloud Migration Digital Transformation “Laggards” “Mainstream” “Early Adopters” “Visionaries” Cost Efficiencies Risk Mitigation Selective IT Outsourcing Shift from Capex to Opex Productivity (Developers & End-users) Workload Placement for TCO/Performance ‘Intelligent’ Edge Business Process Innovation: IoT, AI, VR Architectural Optimisation (Apps + Infrastructure) “Born Digital” Platforms

Opportunities for Highly Connected Data Centres IT Rationalisation Cloud Migration Digital Transformation “Laggards” “Mainstream” “Early Adopters” “Visionaries” Market Opportunity = Volume of Data Traffic Colocated Hybrid Cloud Colocated Hybrid Cloud + Colocated Edge “Born Digital” Platforms

Guidance for 2018 Revenue €553m – €569m Adjusted EBITDA(1) €250m – €260m Capital Expenditures €425m – €450m Adjusted EBITDA is a non-IFRS figure intended to adjust for certain items. The definition of Adjusted EBITDA can be found in the “Definitions” section in this slide deck. Interxion does not provide an outlook for an IFRS profitability metric. Consequently, the company is unable to reconcile the outlook for Adjusted EBITDA.

Questions & Answers

Appendix

A leading carrier & cloud neutral data centre operator across Europe Interxion Overview 51 Data Centres in Operation 13 Cities 11 Countries 700+ Connectivity Providers 20+ Internet Exchanges 500+ Platform Providers 2,000+ Customers 700+ Employees Note: Figures as of 30 September 2018.

Track Record Of Execution Note: Includes Interxion Science Park as of February 24, 2017. CAGR calculated as 2017 vs 2010. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 13% CAGR(1) = 16% 38% 40% 42% 43% 43% 44% 45% 45% 45% 46% 46% 21% 17% 13% 11% 11% 13% 9% 16% 17% 15% 14% 48 Consecutive Quarters of Revenue and Adjusted EBITDA Growth YOY Growth 26% 23% 18% 15% 11% 17% 11% 16% 19% 17% 17% Adj. EBITDA Margin(2) YOY Growth

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Revenue Develops Over Time Driven by Power Reservation and Energy Consumption Space Installed

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Historical Financial Results

€ millions (except as noted)	2017				2018			2016	2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	FY	FY
Recurring revenue	108.3	113.4	117.4	123.4	127.0	131.7	134.8	400.0	462.5
Non-recurring revenue	5.7	7.4	7.3	6.5	6.9	7.1	7.4	21.8	26.8
Total revenue	**113.9**	**120.8**	**124.6**	**129.9**	**133.8**	**138.8**	**142.2**	**421.8**	**489.3**
Gross profit	**69.9**	**72.9**	**75.0**	**81.0**	**81.1**	**85.1**	**86.3**	**259.2**	**298.8**
Gross profit margin	*61.3%*	*60.3%*	*60.2%*	*62.4%*	*60.6%*	*61.3%*	*60.7%*	*61.5%*	*61.1%*
Adj EBITDA	**51.3**	**54.3**	**56.2**	**59.1**	**60.9**	**63.4**	**65.8**	**190.9**	**221.0**
Adj EBITDA margin	*45.1%*	*45.0%*	*45.1%*	*45.5%*	*45.5%*	*45.7%*	*46.3%*	*45.3%*	*45.2%*
Net income / (loss)	**10.3**[1]	**9.7**[1]	**9.4**[1]	**9.7**[1]	**11.7**[1]	**0.6**[1][2]	**10.9**[1]	**38.3**[1][3]	**39.1**[1]
CapEx paid	**54.8**	**56.4**	**75.2**	**69.7**	**96.2**	**120.5**	**103.2**	**250.9**	**256.0**
Expansion / upgrade	49.0	46.0	69.7	60.2	90.1	109.6	99.7	228.8	224.8
Maintenance & other	4.0	7.4	4.0	7.0	4.2	7.9	2.5	13.2	22.4
Intangibles	1.8	3.0	1.4	2.5	2.0	3.0	1.0	8.9	8.8
Cash generated from operations	**63.0**[1]	**40.6**[1]	**55.2**[1]	**50.3**[1]	**58.1**[1]	**55.1**[1]	**60.9**[1]	**183.4**[1]	**209.0**[1]
Gross PP&E	**1.728.5**	**1,778.3**	**1,844.6**	**1,935.1**	**2,020.8**	**2,139.5**	**2,257.4**	**1,651.1**	**1,935.1**
Gross intangible assets	**113.3**	**114.8**	**114.9**	**117.0**	**119.7**	**122.5**	**123.4**	**42.3**	**117.0**
Gross Goodwill	**40.2**	**39.4**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**–**	**38.9**
LTM Cash ROGIC	**11%**	**11%**	**11%**	**11%**	**10%**	**10%**	**10%**	**11%**	**11%**

Note: Figures rounded to nearest net €0.1 Million. Totals may not sum due to rounding.

(1) Includes €0.8 million, €0.6 million, €1.6 million, €1.6 million, €1.2 million, €1.0 million, €0.7 million and €2.4 million of M&A transaction cost in 1Q17, 2Q17, 3Q17, 4Q17, 1Q18, 2Q18, 3Q18 and full year 2016 respectively. Quarterly and annual net income results for 2016 and 2017 are restated. For further details, see Note 2 and Note 29 of our audited consolidated financial statements in the 2017 annual report (Form 20F) and Note 12 of the Interim Report for the three months and nine months period ended 30 September 2018).

(2) Includes €11.2 million of one-time charge related to termination of financing arrangements.

(3) Includes gain on sale of financial asset.

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Historical Reporting Segment Financial Results Note: Figures rounded to nearest net €0.1 Million. Totals may not sum due to rounding. € millions (except as noted) 2017 2018 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY FY Big 4 Recurring revenue 70.0 74.2 76.6 81.6 83.5 87.3 89.2 256.0 302.3 Non-recurring revenue 3.4 4.7 4.3 3.9 4.5 4.2 4.4 13.8 16.3 Total revenue 73.4 78.9 80.8 85.6 87.9 91.5 93.6 269.8 318.6 Gross profit margin 61.9% 62.0% 61.0% 64.4% 61.1% 63.2% 61.9% 62.6% 62.4% Adj EBITDA 40.2 43.1 43.4 48.1 48.0 51.4 51.8 148.2 174.8 Adj EBITDA margin 54.7% 54.7% 53.7% 56.2% 54.6% 56.2% 55.4% 54.9% 54.9% Rest of Europe Recurring revenue 38.3 39.2 40.8 41.8 43.5 44.4 45.6 144.0 160.2 Non-recurring revenue 2.3 2.7 3.0 2.5 2.4 2.9 3.0 8.1 10.5 Total revenue 40.6 42.0 43.8 44.3 45.9 47.3 48.6 152.0 170.7 Gross profit margin 66.8% 65.2% 65.8% 66.7% 67.6% 65.0% 66.4% 65.9% 66.1% Adj EBITDA 23.7 24.0 25.9 26.1 27.6 27.2 28.7 88.2 99.7 Adj EBITDA margin 58.3% 57.3% 59.1% 58.8% 60.0% 57.4% 59.0% 58.0% 58.4% Corporate & Other Adj EBITDA (12.5) (12.8) (13.1) (15.1) (14.7) (15.1) (14.8) (45.5) (53.5)

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Historical Operating Metrics(1)

Space figures in square metres(2) Recurring ARPU in € Customer Power in MW(2)	2016				2017				2018		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Equipped space	101,600	104,200	107,800	110,800	114,100	117,000	118,900	122,500	128,900	132,600	140,300
Equipped space added	*400*	*2,600*	*3,600*	*3,000*	*3,300*	*2,900*	*1,900*	*3,600*	*4,000*	*3,700*	*7,700*
Revenue generating space	80,400	81,600	84,100	87,200	89,800	95,000	97,100	99,800	104,100	106,200	111,200
RGS added	*1,300*	*1,200*	*2,500*	*3,100*	*2,600*	*5,200*	*2,100*	*2,700*	*2,900*	*2,100*	*5,000*
Recurring ARPU	406	409	402	403	405	403	401	411	412	418	413
Utilisation (%)(3)	79%	78%	78%	79%	79%	81%	82%	81%	81%	80%	79%
Equipped customer power	120	123	129	131	136	142	146	160	166	169	185
Maximum equippable customer power	178	178	187	187	195	203	223	225	241	276	278
Data centres in operation	41	42	42	44	45	45	48	49	50	50	51

(1) *Interxion Science Park was acquired in February 2017. One data centre added to "Data centres in operation" at 1Q 2017. Starting from 1Q18, totals include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park.*

(2) *All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as of the date of each quarter's respective report.*

(3) *Utilisation as of the end of the reporting period.*

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Scheduled Equipped Space Additions

Space figures in square metres[(1)]	2016				2017[(2)]				2018E[(3)]				2019E[(3)]				2020E[(3)]
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1QE	2QE	3QE	4QE	FYE
Big 4																	
France	–	–	800	500	1,600	1,500	100	–	–	900	600	–	2,000	1,100	2,500	2,300	–
Germany	1,200	1,800	2,400	–	–	–	1,100	2,400	2,400	–	2,400	–	2,800	500	2,400	2,200	2,300
Netherlands[(4)]	(700)	–	–	1,500	1,300	–	–	–	–	–	3,200	1,300	1,300	–	–	2,700	6,800
UK	–	–	–	–	–	–	–	–	–	–	–	900	900	–	–	–	–
Subtotal	**400**	**1,800**	**3,200**	**2,000**	**3,000**	**1,500**	**1,200**	**2,400**	**2,400**	**800**	**6,200**	**2,200**	**7,000**	**1,600**	**4,900**	**7,200**	**9,100**
Rest of Europe																	
Austria	–	–	300	–	–	1,100	–	300	400	400	1,200	–	–	400	1,000	–	700
Belgium	–	–	–	–	–	–	–	–	1,100	–	–	–	–	–	–	–	–
Denmark	–	500	–	–	300	300	–	–	–	900	–	–	–	600	–	–	–
Ireland	–	–	–	1,200	–	–	–	–	–	1,200	–	–	–	–	–	–	–
Spain	–	–	–	–	–	–	–	–	–	–	–	–	–	2,500	–	–	–
Sweden	–	200	–	–	100	–	300	200	100	300	–	–	800	–	–	–	–
Switzerland	–	–	–	–	–	–	400	700	100	–	200	–	300	–	–	–	–
Subtotal	**–**	**700**	**300**	**1,200**	**400**	**1,400**	**700**	**1,200**	**1,700**	**2,800**	**1,400**	**–**	**1,100**	**3,500**	**1,000**	**–**	**700**
Total additional equipped space	**400**	**2,600**	**3,600**	**3,000**	**3,300**	**2,900**	**1,900**	**3,600**	**4,000**	**3,700**	**7,700**	**2,200**	**8,100**	**5,100**	**5,900**	**7,200**	**9,800**
	9,600 sqm in 2016				**11,700 sqm in 2017**				**17,600 sqm in 2018E**				**26,300 sqm in 2019E**				

(1) Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not sum due to rounding.
(2) Excludes acquisition of Interxion Science Park, which added approximately 2,300 sqm from 1Q17.
(3) Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter.
(4) AMS2 exited in 1Q16.

27

Space Analysis by Country Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not sum due to rounding. As of 30 September 2018. Expansions announced after the end of the quarter are excluded. Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space. Future expansion additions based on announced schedules only, which is subject to change; excludes expansions announced after the end of the period. Excludes land bank and undeveloped properties. Space figures in square metres Data Centres in Operation / under Construction Maximum Equippable Space in Country(1) (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(2) Unequipped Space Available for Development(3) Big 4 France 9 33,000 24,800 5,600 2,600 Germany 16 40,600 32,500 8,000 0 Netherlands 9 45,400 28,300 12,100 4,900 UK 3 8,700 6,900 1,800 0 Subtotal 37 127,700 92,500 27,500 7,500 Rest of Europe Austria 2 13,300 11,200 2,000 0 Belgium 2 6,200 6,200 0 0 Denmark 2 6,400 5,800 600 0 Ireland 3 5,800 5,800 0 0 Spain 3 8,200 5,700 2,500 0 Sweden 5 6,800 5,800 800 200 Switzerland 1 7,600 7,300 300 0 Subtotal 18 54,300 47,800 6,200 200 Total 55 181,900 140,300 33,700 7,700

interxion

Pan-European Data Centre Portfolio

	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]
Big 4	**France**				**Netherlands**			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	MRS2	Leased	Expanding	4,500	AMS3	Owned	Fully	3,000
	PAR1	Leased	Fully	1,400	AMS4	Leased	Fully	NM [4]
	PAR2	Leased	Fully	2,900	AMS5	Leased	Fully	4,300
	PAR3	Owned	Fully	1,900	AMS6	Owned	Fully	4,400
	PAR4	Leased	Fully	1,300	AMS7	Finance Lease[3]	Fully	7,600
	PAR5	Owned	Fully	4,000	AMS8	Finance Lease	Expanding	8,200
					AMS9	Owned	Expanding	2,800
					AMS10	Owned	Under Construction	14,400
	PAR6	Leased	Fully	1,300	**UK**			
	PAR7	Finance Lease [3]	Expanding	9,300	LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
					LON3	Leased	Under Construction	1,800
	Germany							
	DUS1	Leased	Fully	3,300	FRA7	Leased	Fully	1,500
	DUS2	Leased	Fully	1,800	FRA8	Owned	Fully	3,700
	FRA1	Leased	Fully	500	FRA9	Leased	Fully	800
	FRA2	Leased	Fully	1,100	FRA10	Owned	Fully	4,800
	FRA3	Leased	Fully	2,200	FRA11	Owned	Expanding	4,800
	FRA4	Leased	Fully	1,400	FRA12	Leased	Expanding	1,100
	FRA5	Leased	Fully	1,700	FRA13	Owned	Expanding	4,900
	FRA6	Leased	Fully	2,600	FRA14	Owned	Under Construction	4,600
ROE	**Austria**				**Spain**			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	8,500	MAD2	Leased	Fully	1,700
					MAD3	Owned	Under Construction	2,500
	Belgium				**Sweden**			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	BRU2	Leased	Expanding	1,100	STO2	Leased	Fully	1,200
	Denmark				STO3	Leased	Fully	900
	CPH1	Leased	Fully	3,700	STO4	Leased	Fully	1,100
	CPH2	Owned	Expanding	2,600	STO5	Leased	Expanding	1,700
	Ireland				**Switzerland**			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,600
	DUB2	Leased	Fully	2,300				
	DUB3	Owned	Expanding	2,300				
Total								**181,900**

Totals:	#	Sqm	%
Owned	18	85,500	47%
Finance Lease	3	25,100	14%
Operating Lease	34	71,300	39%
Total	**55**	**181,900**	**100%**

Note: Totals may not sum due to rounding.
(1) Built Out Status as of 1 January 2017, consistent with slide 14.
(2) As of 30 September 2018.
(3) Purchase options have been exercised, though not yet closed.
(4) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1.

29

interxion

Non-IFRS Reconciliation

€ millions (except as noted)	2010	2011	2012	2013	2014	2015	2016	2017				2018		
								1Q	2Q	3Q	4Q	1Q	2Q	3Q
Net income[1]	**14.7**	**25.5**	**31.6**	**6.9[2]**	**34.4**	**46.7**	**38.3**	**10.3**	**9.7**	**9.4**	**9.7**	**11.7**	**0.6[3]**	**10.9**
Income tax expense / (benefit)	2.5	9.7	15.8	6.1	15.5	17.9	16.4	3.3	3.7	4.1	3.7	3.8	2.8	4.4
Profit / (loss) before taxation	**17.2**	**35.2**	**47.4**	**13.0**	**49.9**	**64.6**	**54.7**	**13.6**	**13.4**	**13.5**	**13.4**	**15.5**	**3.4**	**15.3**
Net finance expense	29.5	22.9	17.8	57.5[2]	27.9	29.0	36.3	10.3	10.9	10.8	12.3	11.4	22.9[3]	11.7
Operating profit	**46.7**	**58.1**	**65.2**	**70.5**	**77.8**	**93.6**	**91.0**	**23.8**	**24.3**	**24.4**	**25.8**	**26.9**	**26.3**	**27.1**
Depreciation, amortisation and impairments	31.1	35.6	44.0	57.6	62.2	78.3	89.8	24.2	27.2	27.8	29.1	29.6	32.2	32.9
Share-based payments[1]	1.7	2.6	5.4	4.2	7.2	9.0	7.9	2.6	2.2	2.4	2.7	3.3	3.9	3.9
Increase/(decrease) in provision for onerous lease contracts	0.2	0.0	0.8	–	(0.8)	(0.2)	–	–	–	–	–	–	–	–
IPO transaction costs	–	1.7	–	–	–	–	–	–	–	–	–	–	–	–
M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	–	–	–	–	–	–
M&A transaction costs	–	–	–	–	0.3	11.9	2.4	0.8	0.6	1.6	1.6	1.2	1.0	0.7
Re-assessment of indirect taxes[4]	–	–	–	–	–	–	–	–	–	–	–	–	–	1.2
Income from sub-leases on unused data centre sites	(0.4)	(0.4)	(0.4)	(0.3)	(0.4)	(0.4)	(0.1)	(0.0)	–	–	(0.1)	(0.1)	–	–
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	(0.2)	–	–	–	–	–	–	–
Adjusted EBITDA	**79.2**	**97.6**	**115.0**	**131.9**	146.4	**171.2**	**190.8**	**51.3**	**54.3**	**56.2**	**59.1**	**60.9**	**63.4**	**65.8**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.

(1) Net income and share-based payments for 2014, 2015, 2016 and 2017 are restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

(2) Includes €31.0 million in one-off charges related to debt refinancing.

(3) Includes €11.2 million of one-off charges related to termination of financing arrangements.

(4) This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.

30

interxion

Reconciliation to Segment Adjusted EBITDA

€ millions	2017				2018		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
BIG 4							
Operating profit	**24.0**	**24.8**	**24.2**	**28.2**	**27.6**	**30.3**	**30.4**
Depreciation, amortisation and impairments	15.9	18.1	18.8	19.9	20.1	20.8	21.2
Share-based payments	0.3	0.2	0.4	0.1	0.3	0.3	0.3
Income from sub-leases on unused data centre sites	–	–	–	(0.1)	(0.1)	–	–
Adjusted EBITDA	**40.2**	**43.1**	**43.4**	**48.1**	**48.0**	**51.4**	**51.8**
ROE							
Operating profit	**16.7**	**16.4**	**18.3**	**18.5**	**19.6**	**18.6**	**18.0**
Depreciation, amortisation and impairments	7.0	7.4	7.5	7.5	7.7	8.2	9.3
Share-based payments	(0.0)	0.2	0.1	0.1	0.2	0.3	0.3
Re-assessment of indirect taxes[1]	–	–	–	–	–	–	1.2
Adjusted EBITDA	**23.7**	**24.0**	**25.9**	**26.1**	**27.6**	**27.2**	**28.7**
CORPORATE & OTHER							
Operating profit/(loss)[2]	**(16.9)**	**(16.9)**	**(18.1)**	**(20.9)**	**(20.4)**	**(22.7)**	**(21.3)**
Depreciation, amortisation and impairments	1.3	1.7	1.5	1.6	1.7	3.2	2.5
Share-based payments[2]	2.3	1.8	1.9	2.5	2.8	3.4	3.4
M&A transaction costs	0.8	0.6	1.6	1.6	1.2	1.0	0.7
Adjusted EBITDA	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(14.7)**	**(15.1)**	**(14.8)**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.

(1) This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.

(2) Operating profit/(loss) and share-based payments for 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

31

Adjusted EBITDA: We define Adjusted EBITDA as Operating Income adjusted for depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net income Adjusted net income: We define Adjusted net income as net income adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash generated from operations: net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Definitions Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.  Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities CDNs: Content Distribution Networks Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Churn is calculated as a monthly average over the last 12 months. Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure LTM or Last Twelve Months: Twelve month period ended 30 September 2018, unless otherwise noted MW: Megawatts Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date SQM: Square metres Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity interxion

Interxion Leadership

- **David Ruberg,** *Chief Executive Officer*
- **John Doherty,** Chief Financial Officer
- **Giuliano Di Vitantonio,** *Chief Marketing & Strategy Officer*
- **Jan-Pieter Anten,** *SVP, Human Resources*
- **Jaap Camman,** *SVP, Legal*
- **Adriaan Oosthoek,** *SVP, IT & Operations Support*

Investor Relations
Jim Huseby, *VP, Investor Relations*
T: +1 813 644 9399
E: ir@interxion.com

Sell-Side Analyst Coverage

- **Bank of America Merrill Lynch,** *Michael Funk*
- **Barclays Capital,** *Amir Rozwadowski*
- **Berenberg,** *Nate Crossett*
- **Citi,** *Mike Rollins*
- **Cowen,** *Colby Synesael*
- **Guggenheim,** *Rob Gutman*
- **Oppenheimer,** *Tim Horan*
- **Raymond James,** *Frank Louthan*
- **RBC Capital Markets,** *Jon Atkin*
- **Stifel,** *Erik Rasmussen*
- **Sun Trust Robinson Humphrey,** *Greg Miller*
- **Wells Fargo,** *Jennifer Fritzsche*
- **William Blair,** *Jim Breen*

33